06008910

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

[SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 11 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-05** (MM/DD/YY) AND ENDING **12-31-05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Regional Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Pete Rose Way, Suite 127
(No. and Street)

Cincinnati	**Ohio**	**45203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Fedasch **(513) 241-5555**
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000	**Cincinnati**	**Ohio**	**45202**
(Address)	(City)	(State)	(Zip Code)

PROCESSED SEP 20 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Regional Investment Services, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jerry Fedasch
Signature

President
Title

DONNA J. LIPPS
Notary Public, State of Ohio
My Commission Expires
January 5, 2009

Donna J Lipps 8-10-06
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditor's Supplementary Report on Internal Control

BKD LLP

Independent Accountants' Report

The Board of Directors
Regional Investment Services, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Regional Investment Services, Inc as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Investments Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

BKD, LLP

Cincinnati, Ohio
January 17, 2006

REGIONAL INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	27,254
Commissions receivable		9,476
Prepaid expenses		1,020
	$	37,750

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	7,350
Income taxes payable		26
Total liabilities		7,376
Stockholders' Equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding		12,000
Retained earnings		18,374
Total stockholders' equity		30,374
	$	37,750

REGIONAL INVESTMENT SERVICES, INC.
Statement of Operations
Year Ended December 31, 2005

Revenue		
Commissions	$	180,391
Operating Expenses		
Commissions		150,321
Rent and support services		12,000
Insurance		10,500
Regulatory fees		2,936
Professional fees		6,574
Other miscellaneous		1,477
		183,808
Loss Before Income Taxes		(3,417)
Credit for Income Taxes		(600)
Net Loss	$	(2,817)

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total
Balance, Beginning of Year	$ 12,000	$ 21,191	$ 33,191
Net loss	—	(2,817)	(2,817)
Balance, End of Year	$ 12,000	$ 18,374	$ 30,374

REGIONAL INVESTMENT SERVICES, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Operating Activities		
Net loss	$	(2,817)
Changes in		
Commissions receivable		418
Prepaid expenses		(75)
Commissions payable		5,420
Income taxes payable		205
Net cash provided by operating activities		3,151
Increase in Cash		3,151
Cash, Beginning of Year		24,103
Cash, End of Year	$	27,254

See Notes to Financial Statements.

REGIONAL INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Regional Investment Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. There were no deferred income tax assets or liabilities at December 31, 2005.

Note 2: Related Party Transactions

During 2005, a business entity controlled by the majority stockholder of the Company provided primarily all the facilities, equipment, and administrative support for the Company. The Company was charged $12,000 for this support in 2005.

The Company incurred approximately $16,000 of commission expense earned by its stockholders.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital of $27,228 which exceeded the minimum required amount by $22,228; and the Company's ratio of aggregate indebtedness to net capital was 27.1 to 1.

Supplementary Information

REGIONAL INVESTMENT SERVICES, INC.
Computation of Net Capital Pursuant to Rule 15c 3-1
December 31, 2005

Total stockholders' equity	$	30,374
Deduct non-allowable assets		
Commissions receivable		2,126
Prepaid expenses		1,020
Net Capital	$	27,228
Aggregate indebtedness:		
Commissions and other payables	$	7,376
Total aggregate indebtedness	$	7,376
Ratio of aggregate indebtedness to net capital		27.1%
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $7,376)	$	5,000
Excess Net Capital	$	22,228
Excess Net Capital at 1000% (net capital less 10% aggregate indebtedness)	$	26,490

Reconciliation of the Company's Computation of Net Capital with Audited Computation
December 31, 2005

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2005	$	27,228
Net capital per above calculation	$	27,228

Supplementary Report
On
Internal Control

BKD LLP

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Regional Investment Services, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements and supplementary information of Regional Investment Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Regional Investment Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Cincinnati, Ohio
January 17, 2006